

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2024

Gerasimos (Jerry) Kalogiratos
Chief Executive Officers
Capital Clean Energy Carriers Corp.
3 Iassonos Street
Piraeus, 18537 Greece

> **Re: Capital Clean Energy Carriers Corp.**
> **Registration Statement on Form F-3**
> **Filed October 11, 2024**
> **File No. 333-282610**

Dear Gerasimos (Jerry) Kalogiratos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Pollack